Item 13: Segmentation; Notice

a. Are orders and trading interest in the NMS Stock ATS segmented into categories, classifications, tiers, or levels (e.g., segmented by type of participant, order size, duration, source, or nature of trading activity)?

■ Yes   ☐ No

If yes, explain the segmentation procedures, including (i) a description for how orders and trading interest are segmented; (ii) identify and describe any categories, classification, tiers, or levels and the types of orders and trading interest that are included in each; (iii) provide a summary of the parameters for each segmented category and length of time each segmented category is in effect; (iv) any procedures for overriding a determination of segmented category; and (v) how segmentation can affect order interaction.

UBS ATS segments incoming order flow into different Source Categories. Upon order acceptance by the UBS ATS, orders are designated with a single Source Category. Source Categories are used by the UBS ATS when applying certain crossing restrictions.

Grading Eligibility
Orders not received from the UBS SOR are eligible for grading.

Orders received from the UBS SOR are not eligible for grading except the following:

1. Orders from clients of the US Retail Market Making Desk (RMM) with at least 100 UBS ATS executions, or UBS ATS executions reflecting a cumulative notional value equal to or greater than $5,000,000 within the Review Period.
2. Orders from a retail broker-dealer via the UBS SOR categorized as Source Category 2 with at least 100 UBS ATS executions, or UBS ATS executions reflecting a cumulative notional value equal to or greater than $5,000,000 within the Review Period.

3. Orders from Class A Indirect Subscribers via the UBS SOR with at least 1,000 UBS ATS executions, or UBS ATS executions reflecting a cumulative notional value equal to or greater than $50,000,000 within the Review Period.

Qualitative Attributes for Source Categories ~~used in the UBS ATS are defined as follows~~**1 and 2:**

- Source Category 1: Retail Orders from RMM received through the UBS SOR. "Retail Orders" are held orders submitted to RMM, irrespective of whether the orders have been attested as meeting the definition in NYSE Rule 107C(a)(3). ~~The reversion level of the flow must be less than or equal to 10%.~~
- Source Category 2: Certain orders received from the UBS SOR (e.g., institutional, retail broker-dealer, UBS Affiliate, UBS Principal); or through Sponsored Access where the underlying client is an institutional client of UBS (this includes clients transacting with full attribution through "Single Ticket" clearing arrangements administered by other broker-dealer firms). A Single Ticket clearing arrangement refers to an institutional client using a broker-dealer to reduce clearing costs and operational complexity around account allocations. ~~For~~

Source Categories used in the UBS ATS are defined as follows:

- Source Category 1: Order flows that meet the qualitative attributes for Source Category 1 and are eligible for grading ~~purposes,~~as defined above where the reversion level of the ~~eligible~~order flow is less than or equal to 7%.

- Source Category 2: Order flows that meet the qualitative attributes for Source Category 2 and are eligible for grading as defined above where the reversion level of the order flow ~~must be~~is less than or equal to ~~10~~7%.
- Source Category 3: Consists of (i) Order flows ~~received~~ that meet the qualitative attributes for Source Category 1 and Source Category 2 and are eligible for grading ~~and exhibit~~as defined above where the reversion ~~levels~~level is greater than 7% and less than or equal to 10%; ~~or~~ (ii) Order flows that do not meet the qualitative attributes for Source Category 1 and Source Category 2 and are eligible for grading as defined above where the reversion level is less than or equal to 10%; or (iii) all other order flows received that ~~are not eligible for grading and~~ do not meet the ~~requirements~~qualitative attributes for Source ~~Categories~~Category 1 and ~~2~~Source Category 2 and are not eligible for grading.
- Source Category 4: ~~Order~~Any order flows ~~that are~~ eligible for grading ~~must exhibit~~where the reversion ~~levels~~level is greater than 10% and less than or equal to 25%.
- Source Category 5: ~~Order~~Any order flows ~~that are~~ eligible for grading ~~must exhibit~~where the reversion ~~levels~~level is greater than 25%.

ATS Execution Committee

The ATS Execution Committee, consisting of representatives from the ATS Desk, Quant/Analytics, and Compliance & Operational Risk Control, is the recognized forum within the UBS Investment Bank which governs execution quality of the UBS ATS. The ATS Execution Committee meets monthly, and examines and evaluates the activity of ~~subscribers~~Subscribers that are eligible for grading within the ATS, including, but not limited to:
- Subscriber Source Category Segmentation
- Subscriber Grading of Conditional Indications
- Reversion Based Subscriber Suspension

~~Committee membership consists of representatives from the ATS Desk, Electronic Trading Quant/Analytics, and Compliance & Operational Risk Control.~~

Grading Process:

The grading process is performed on a monthly basis and is a quantitative review of reversion metrics for order flow eligible for grading for the prior 3 months of trading activity (the "Review Period"), where the primary, short term reversion metric is based on post-trade changes to the NBBO after trades occur in UBS ATS. The short term reversion metric is calculated as the notionally-weighted difference between the ~~execution price and the~~ midpoint of the self-derived Best Bid Offer ("BBO") at time of execution and the midpoint of the BBO one (1) second after the time of the execution, expressed as a percentage of the spread at the time of the execution.

Initial Source Category Placement:

Class A Indirect Subscribers, Class B Direct Subscribers, and Class B Indirect Subscribers may request to have their order flow split into separate flows (a subset of flow) for the purposes of grading by sending an email request to the UBS ATS. Initial Source Category placements will remain in effect until the UBS ATS Execution Committee has sufficient data to provide a statistically significant analysis and decision.
- All Class A Direct Subscriber orders will be placed into the Source Category determined by the Broker-Dealer Operator depending on client type. The Broker-Dealer Operator does not split flow for grading purposes.
- All flows that are new business from clients defined as Class B Direct Subscribers or broker-dealers that are Class B Indirect Subscribers will initially be placed in Source Category 5.
- All flows that are new business from institutional clients that are Class B Indirect Subscribers will initially be placed in Source Category 3.

- All flows that are new business and from institutional clients defined as Class A Indirect Subscribers that access the ATS via the SOR will be placed in Source Category 2.
- All flows that are new business and from clients defined as institutional Class A Indirect Subscribers that do not access the ATS via the SOR will initially be placed in Source Category 3.
- All new subsets of flows that are created by separating existing business, for the purpose of Source Category Grading will initially be placed in the current Source Category of the existing flow.

Additional elements of the reversion analysis:
- When an execution occurs in a locked market a $0.01 spread is used for analysis purposes.
- Material outliers are excluded from the analysis.
- Any execution where either side is a Firm-Up in response to a Conditional Invitation is excluded from the analysis.
- Measurement is based on a notional weighted average over a trailing three (3) month period.
- The analysis ~~of each flow (or subset of flow) to determine if it meets the requirements for Source Category 3 is based on executions against midpoint peg~~considers both Day and IOC Orders ~~from the UBS algorithms only.~~
- ~~The analysis of each flow (or subset of flow) to determine if it is categorized as Source Category 4 or Source Category 5 is based on executions against all Day Orders.~~

A revision to Source Category can only move lower one grade at a time (e.g., from Source Category 5 to Source Category 4, or from Source Category 4 to Source Category 3)

At any time in its reasonable discretion, UBS ATS management may revise a Source Category by changing it to a higher grade (e.g., from Source Category 3 to Source Category 4). Such a revision would generally occur in response to a significant change in client behavior or a consistent fluctuation of a Source Category grade, and the determination would be documented in the UBS ATS Execution Committee meeting minutes.

Restricting Crossing Against a Specific Source Category

For information on counter-party selection please see Part III, Item 14a of this Form ATS-N under the headline "Restricting Crossing Against a Specific Source Category" which dictates the permitted crossing restrictions that can be placed on orders for Class A Direct and Class A Indirect Subscribers as well as all Subscribers.

b. If yes to Item 13(a), is the segmentation of orders and trading interest the same for all Subscribers and the Broker-Dealer Operator?

☐ Yes   ☒ No

If no, identify and explain any differences.

Class A Direct Subscriber orders may be designated as Source Category 1, 2, 3, 4, or 5. Only orders received from RMM, or from a retail broker-dealer, are eligible for grading. For orders from the Broker Dealer Operator that are not eligible for grading, the Broker Dealer Operator will indicate to the UBS ATS the Source Category that the order should be placed in.

Class A Indirect Subscriber orders may be designated as Source Category 2, 3, ~~4, or 5. Orders entered through a UBS managed third party technology platform are eligible for grading and may only be designated as Source Category 3,~~ 4, or 5.

All Class B Subscriber orders are eligible for grading and may only be designated as Source Category 3, 4, or 5.

c. Does the NMS Stock ATS identify orders or trading interest entered by a customer of a broker-dealer on the NMS Stock ATS as a customer order?

■ Yes   ☐ No

d. If yes to Item 13(a), does the NMS Stock ATS disclose to any Person the designated segmented category, classification, tier, or level of orders and trading interest?

■ Yes   ☐ No

If yes, provide a summary of the content of the disclosure, when and how the disclosure is communicated, who receives it, and whether and how such designation can be contested.

All Class B Direct and Indirect Subscribers are informed at the outset of their initial Source Category.

All Class A Indirect and Class B Subscribers' Score will start at medium quality.

All Subscribers eligible for grading will be informed in writing when the Source Category or Score attributed to each flow (or subset of flow) originated by them, as the case may be, has been revised to a different Source Category or Score.

Any changes to Source Category or Score will be communicated via email, sent directly to Person(s) designated by the Subscriber. Changes to Source Category or Score cannot be contested.

e. If yes to Item 13(d), are the disclosures required to be identified in 13(d) the same for all Subscribers and the Broker-Dealer Operator?

■ Yes   ☐ No

If no, identify and explain any differences.